FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

02057970

PE 9-1-02

For the month of September 2002

COLT TELECOM GROUP plc
(Translation of Registrant's Name into English)

15 Marylebone Road
London
NW1 5JD
England

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)

This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362), in the Registrant's

Enclosure: Press Release dated 10th September 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.

Date: 10th September 2002

COLT Telecom Group plc

By: ____________________

Mark A. Jenkins
Legal Services Director

press information

we make business straight.forward

10 September 2002

COLT Telecom Group plc
15 Marylebone Road
London NW1 5JD
t +44 (0)20 7863 5000
f +44 (0)20 7390 3701

COLT ANNOUNCES £20 MILLION BOND BUYBACK

COLT Telecom Group plc (COLT), a leading European provider of business communication services, said today that it had purchased a further £20 Million of COLT bonds for a cash outlay of £11 Million.

The purchases were undertaken by COLT Telecom Finance Limited as set out below. COLT Telecom Finance Limited has no intention to sell the notes it has purchased and arrangements may be made in due course to cancel such notes.

COLT may purchase additional bonds in the future.

The following bonds have been purchased.

$15.5 Million accreted principal amount of our $314 Million 12% Senior Discount Notes due December 2006;
£1.0 Million face amount of our £50 Million 10.125% Senior Notes due November 2007;
€0.2 Million face amount of our €76.7 Million 8.875% Senior Notes due November 2007;
€3.7 Million face amount of our €306.8 Million 7.625% Senior Notes due July 2008;
€4.0 Million face amount of our €320 Million 7.625% Senior Notes due December 2009;
€1.1 Million accreted principal amount of our €368 Million 2% Senior Convertible Notes due December 2006; and
€4.9 Million accreted principal amount of our €402.5 Million 2% Senior Convertible Notes due April 2007.

In aggregate COLT has now purchased:

$79.8 Million accreted principal amount of our $314 Million 12% Senior Discount Notes due December 2006;
£9.0 Million face amount of our £50 Million 10.125% Senior Notes due November 2007;
€10.2 Million face amount of our €76.7 Million 8.875% Senior Notes due November 2007;
€56.4 Million face amount of our €306.8 Million 7.625% Senior Notes due July 2008;
€55.3 Million face amount of our €320 Million 7.625% Senior Notes due December 2009;
€16.8 Million accreted principal amount of our €306.8 Million 2% Senior Convertible Notes due August 2005;
€93.7 Million accreted principal amount of our €295 Million 2% Senior Convertible Notes due March 2006;
€91.1 Million accreted principal amount of our €368 Million 2% Senior Convertible Notes due December 2006; and
€102.0 Million accreted principal amount of our €402.5 Million 2% Senior Convertible Notes due April 2007.

For further information contact:

John Doherty
Director Investor Relations
email: jdoherty@colt.net
t: +44 20 7390 3681

COLT Telecom Group plc. Registered in England No: 3232904
Registered Office: 15 Marylebone Road, London NW1 5JD